Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Internet Backbone Services

Verizon / MCI Transaction

The market for Internet backbone services will remain competitive

The combined Verizon/MCI will increase investment in MCI’s networks and systems by $2 billion in capital and up to $3.5 billion in total, including integration expenses. Doing so will promote continued competitiveness and innovation in the Internet.

Previous concerns about MCI’s backbone and market concentration are no longer relevant. MCI is currently number 4 out of 7 comparable or larger backbone providers. The company faces significant and ever-increasing competition from a number of Internet connectivity providers of comparable size and scope – including AT&T, Sprint, Level 3, Qwest, SAVVIS, and AOL. Verizon is not a significant backbone provider.

The combined company would remain only the fourth largest Internet backbone operator. The best estimate is that the combined company would carry less than 10 percent of North American Internet traffic on its backbone. It would continue to face intense competition from the six major backbone providers listed above, as well as many other smaller providers, which today carry 35 percent of North American traffic.

Verizon’s investment in MCI’s networks will ensure that the combined company remains a major, stable competitor. The combination of MCI’s IP backbone and expertise with Verizon’s ongoing broadband deployment will accelerate delivery of innovative new services to customers more quickly.

Verizon supports customer access to the Internet and has endorsed the Connectivity Principles proposed by former FCC Chairman Powell and the Broadband Coalition. The company has urged all providers to voluntarily adhere to them. Verizon supports a broadband platform on which consumers can go where they wish on the Net; run any application they wish; attach any compatible device they wish, and where companies can offer proprietary services to stimulate consumer demand and innovative offerings.

Verizon faces extensive competition from broadband services offered by cable operators, as well as emerging technologies such as broadband over powerline, satellite,

Wi-Fi, Wi-Max, and 3G mobile wireless networks. In this competitive environment, any attempt to limit customer access to the Internet content services they want would merely cause them to switch to another provider. The FCC has repeatedly found that the broadband business is competitive and that cable is the leading provider. Robust competition can and will ensure customers have access to content services they want.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on June 2, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on June 2, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.